Exhibit 99.1

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

UNAUDITED

IN U.S. DOLLARS

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2023	2022
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$87,408	$86,591
Restricted cash	374	541
Trade receivables, (net of allowance for credit losses of $525 and $422 as of June 30, 2023 and December 31, 2022, respectively)	41,577	50,644
Contract assets	17,557	24,971
Inventories	40,049	33,024
Other current assets	22,744	19,283

Total current assets	209,709	215,054

LONG-TERM ASSETS:
Restricted cash	14	13
Long-term contract assets	9,980	11,149
Severance pay funds	5,551	5,947
Deferred taxes	16,445	18,265
Operating lease right-of-use assets	3,198	3,891
Other long-term assets	9,086	10,737

Total long-term assets	44,274	50,002

PROPERTY AND EQUIPMENT, NET	73,895	76,578

INTANGIBLE ASSETS, NET	209	309

GOODWILL	43,468	43,468

Total assets	$371,555	$385,411

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2023	2022
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$14,662	$20,668
Accrued expenses	43,091	50,356
Advances from customers and deferred revenues	33,240	30,531
Operating lease liabilities	1,870	1,941
Other current liabilities	14,353	22,291

Total current liabilities	107,216	125,787

LONG-TERM LIABILITIES:
Accrued severance pay	6,381	6,580
Long-term advances from customers and deferred revenues	1,480	1,041
Operating lease liabilities	1,261	1,890
Other long-term liabilities	181	5,988

Total long-term liabilities	9,303	15,499

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized: 90,000,000 shares as of June 30, 2023 and December 31, 2022; Issued and outstanding: 56,621,668 and 56,610,404 shares as of June 30, 2023 and December 31, 2022, respectively	2,711	2,711
Additional paid-in capital	933,200	932,086
Accumulated other comprehensive loss	(6,955)	(6,847)
Accumulated deficit	(673,920)	(683,825)

Total shareholders' equity	255,036	244,125

Total liabilities and shareholders' equity	$371,555	$385,411

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2023	2022

Revenues:
Products	$81,832		$63,830
Services	44,719		43,033

Total revenues	126,551		106,863

Cost of revenues:
Products	49,885		49,274
Services	26,445		21,432

Total cost of revenues	76,330		70,706

Gross profit	50,221		36,157
Operating expenses:
Research and development expenses, net	19,003		16,386
Selling and marketing expenses	11,941		10,310
General and administrative expenses	9,155	*)	8,495
Impairment of held for sale asset	-		439
Other operating expenses (income), net	(2,340)	*)	60

Total operating expenses	37,759		35,690

Operating income	12,462		467
Financial expenses, net	735		1,663

Income (loss) before taxes on income	11,727		(1,196)
Taxes on income	1,822		832

Net income (loss)	$9,905		$(2,028)

Earnings (losses) per share (basic and diluted)	$0.17		$(0.04)

Weighted average number of shares used in computing earnings (losses) per share:
Basic	56,615,714		56,574,296
Diluted	56,622,204		56,574,296

*) Reclassified

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2023	2022

Net income (loss)	$9,905	$(2,028)

Other comprehensive loss:
Foreign currency translation adjustments	264	135
Change in unrealized loss on hedging instruments, net	(1,596)	(2,397)
Less - reclassification adjustments for net loss realized on hedging instruments, net	1,224	642

Total other comprehensive loss	(108)	(1,620)

Comprehensive income (loss)	$9,797	$(3,648)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Unaudited)

U.S. dollars in thousands (except number of ordinary shares data)

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
Balance as of December 31, 2021	56,539,237	$2,706	$929,871	$(6,357)	$(677,897)	$248,323

Stock-based compensation of options	-	-	1,061	-	-	1,061
Exercise of stock options	68,779	5	(5)	-	-	-
Comprehensive loss	-	-	-	(1,620)	(2,028)	(3,648)

Balance as of June 30, 2022	56,608,016	$2,711	$930,927	$(7,977)	$(679,925)	$245,736

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
Balance as of December 31, 2022	56,610,404	$2,711	$932,086	$(6,847)	$(683,825)	$244,125

Stock-based compensation of options	-	-	1,114	-	-	1,114
Exercise of stock options	11,264	* ) -	* ) -	-	-	-
Comprehensive income (loss)	-	-	-	(108)	9,905	9,797

Balance as of June 30, 2023	56,621,668	$2,711	$933,200	$(6,955)	$(673,920)	$255,036

*) Represent an amount lower than $1

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2023	2022
Cash flows from operating activities:

Net income (loss)	$9,905	$(2,028)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	6,222	5,683
Impairment of held for sale asset	-	439
Stock-based compensation of options	1,114	1,061
Accrued severance pay, net	196	114
Deferred taxes, net	1,820	1,664
Decrease (increase) in trade receivables, net	9,398	(11,883)
Decrease (increase) in contract assets	8,378	(2,608)
Decrease (increase) in other assets and other adjustments (including short-term, long-term and effect of exchange rate changes on cash and cash equivalents)	243	(7,763)
Increase in inventories, net	(7,895)	(4,075)
Increase (decrease) in trade payables	(4,240)	4,205
Decrease in accrued expenses	(5,039)	(1,690)
Increase in advances from customers and deferred revenues	3,124	7,010
Decrease in other liabilities	(15,009)	(810)

Net cash provided by (used in) operating activities	8,217	(10,681)

Cash flows from investing activities:

Purchase of property and equipment	(6,556)	(4,515)
Repayment of short-term deposits	-	2,159

Net cash used in investing activities	(6,556)	(2,356)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,010)	32

Increase (decrease) in cash, cash equivalents and restricted cash	651	(13,005)
Cash, cash equivalents and restricted cash at the beginning of the period	87,145	84,463

Cash, cash equivalents and restricted cash at the end of the period (B)	$87,796	$71,458

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2023	2022
Supplementary disclosure of cash flows activities:

(A) Cash paid during the period for:

Interest	$423	$-

Income taxes	$12,463	$781

(B) The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the condensed interim consolidated balance sheets:

	June 30,
	2023	2022

Cash and cash equivalents	$87,408	$70,133
Restricted cash - Current	374	1,313
Restricted cash - Long-Term	14	12

Cash, cash equivalents and restricted cash	$87,796	$71,458

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 1: -     GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. and its subsidiaries (the "Company") is a global provider of satellite-based broadband communications. The Company designs and manufactures ground-based satellite communications equipment, and provides comprehensive solutions and end-to-end services, powered by its technology. The Company’s portfolio includes a cloud-based satellite network platform, Very Small Aperture Terminals ("VSATs"), amplifiers, high-speed modems, high-performance on-the-move antennas, and high efficiency, high power Solid State Power Amplifiers ("SSPAs"), Block Upconverters ("BUCs") and Transceivers. The Company’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband internet access, cellular backhaul over satellite, enterprise, social inclusion solutions, In-Flight Connectivity ("IFC"), maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. The Company also provides connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both its own networks, and other networks that it installs, mainly based on Build Operate Transfer ("BOT") and Build Own Operate ("BOO") contracts. In these projects, the Company builds telecommunication infrastructure typically using fiber-optic and wireless technologies for the broadband connectivity. The Company also provides managed network services over VSAT networks owned by others.

The Company was incorporated in Israel in 1987 and launched its first generation VSAT in 1989.

As of June 30, 2023, the Company operates in three operating segments consisting of Satellite Networks, Integrated Solutions and Network Infrastructure and Services. For additional information, including major customers, geographic and segment information, see Note 10.

b.
The Company depends on major suppliers to supply certain components and services for the production of its products or providing services. If these suppliers fail to deliver or delay the delivery of the necessary components or services, the Company will be required to seek alternative sources of supply. A change in suppliers could result in product redesign, manufacturing delays or services delays which could cause a possible loss of sales and additional incremental costs and, consequently, could adversely affect the Company's results of operations and financial position.

c.
COVID-19 related government assistance - Under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") the Company was eligible for a refundable Employee Retention Credit subject to certain criteria. As of June 30, 2023 and December 31, 2022, the Company had a $952 receivable balance from the United States government related to the CARES Act, which is presented within "Other current assets" on the Company's condensed interim consolidated balance sheets. In addition, the Company received additional COVID-19 related credits in different territories in which it operates which were not material to the Company’s condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 1: -     GENERAL (Cont.)

d.
The recent military conflict between Russia and the Ukraine and the rising tensions between the U.S. and other countries, on the one hand, and Russia, on the other hand, caused major economic sanctions and export controls restrictions on Russia and various Russian entities to be imposed by the U.S., European Union and the United Kingdom commencing February 2022, and additional sanctions and restrictions may be imposed in the future. These sanctions and restrictions may restrict the Company’s business in Russia, which mainly includes exports to Russia, and may delay or prevent the Company from collecting funds and perform money transfers from Russia. While the Company’s business in Russia is of limited in scope, these restrictions may cause a reduction of the Company’s sales and financial results. In addition, The Company receives manufacturing services from a global manufacturer’s facility in the Ukraine. While the manufacturer assured the Company that the operations of the plant have not been interrupted by the military situation in the Ukraine and has a recovery plan in place, there is no assurance that negative developments in the area in the future will not disrupt the Company’s business and materially adversely affect it.

e.
On March 8, 2023, the Company signed a definitive agreement to acquire 100% of the shares of DataPath Inc., a U.S.-based expert systems integrator with a strong focus on the U.S. Department of Defense (DoD) and the U.S. government sectors. The closing of the transaction is subject to certain regulatory approvals, including the receipt of clearance of the Committee on Foreign Investment in the United States ("CFIUS"), and other customary closing conditions. The acquisition is expected to be closed by the end of 2023. See note 15.

NOTE 2: -     SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited condensed interim consolidated financial statements:

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information. In the opinion of management, the unaudited condensed interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial statements.

The balance sheets as of December 31, 2022 have been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2022, included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 13, 2023. The significant accounting policies applied in the Company’s audited 2022 consolidated financial statements and notes thereto included in the Annual Report are applied consistently in these unaudited condensed interim consolidated financial statements. The Company’s interim period results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 2: -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.        Reclassifications:

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

c.	Use of estimates:

The preparation of the unaudited condensed interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the unaudited condensed interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Main areas that require significant estimates and assumptions by the Company’s management include contract costs, revenues (including variable consideration, determination of contracts duration, establishing stand-alone selling price for performance obligations) and profits or losses, application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of inventories, impairment and useful life of long-lived assets, goodwill impairment, valuation allowance in respect of deferred tax assets, uncertain tax positions, accruals for estimated liabilities, including litigation and insurance reserves, and stock-based compensation. Actual results could differ from those estimates.

d.	Principles of consolidation:

The unaudited condensed interim consolidated financial statements include the accounts of Gilat Satellite Networks Ltd. and its subsidiaries in which the Company has a controlling voting interest. Inter-company balances and transactions have been eliminated upon consolidation.

e.	Recently adopted accounting pronouncements:

In March 2020, the FASB issued Update ASU 2020-04 'Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting' which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by the reference rate reform. The amendments apply only to contracts and transactions that reference LIBOR or another reference rate expected to be discontinued as part of the reform. This ASU applies only to contracts or transactions entered into or evaluated before December 31, 2022. The adoption did not have a material impact on Company’s condensed interim consolidated financial statements during the six months ended June 30, 2023.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 3:-	INVENTORIES

Inventories are comprised of the following:

	June 30,	December 31,
	2023	2022
	Unaudited	Audited

Raw materials, parts and supplies	$7,726	$6,086
Work in progress and assembled raw materials	10,930	10,294
Finished products	21,393	16,644

	$40,049	$33,024

Inventory net write-offs amounted to $1,455 and $1,413 during the six months ended June 30, 2023 and 2022, respectively.

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

Property and equipment, net is comprised of the following:

	June 30,	December 31,
	2023	2022
	Unaudited	Audited
Cost:

Buildings and land	$83,353	$83,436
Computers, software and electronic equipment	60,706	59,047
Network equipment	37,357	35,749
Office furniture and equipment	3,965	3,911
Vehicles	259	266
Leasehold improvements	2,593	2,525

	188,233	184,934
Accumulated depreciation	114,338	108,356

Depreciated cost	$73,895	$76,578

Depreciation expenses amounted to $6,122 and $5,461 during the six months ended June 30, 2023 and 2022, respectively.

The Company leases part of its buildings as office space to others. The gross income generated from such leases amounted to approximately $2,790 and $2,788 for the six months ended June 30, 2023 and 2022, respectively. These amounts do not include the corresponding offsetting expenses related to this income.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 5:-	DEFERRED REVENUES

Deferred revenues as of June 30, 2023 and December 31, 2022 were $9,960 and $8,162, respectively, and primarily relate to revenues that are recognized over time for service contracts. Approximately $3,595 of the balance as of December 31, 2022 was recognized as revenues during the six months ended June 30, 2023.

The balance of deferred revenues approximates the aggregate amount of the billed and collected amount allocated to the unsatisfied performance obligations at the end of reporting period.

The aggregate estimated amount of the transaction price allocated to performance obligations from contracts with customers that have an original expected duration of more than one year and that are unsatisfied (or partially unsatisfied) as of June 30, 2023 is approximately $347,000. Such unsatisfied performance obligations, other than for large scale governmental projects (expected to be recognized over periods of approximately 6-11 years), principally relate to contracts in which the Company committed to provide customer care services, extended warranty on equipment delivered to its customers or other services for an original period of more than one year.

The Company elected to use the exemption of not disclosing the prices allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period, that are part of contracts that have an original expected duration of one year or less.

NOTE 6:-	COMMITMENTS AND CONTINGENCIES

a.	Litigations:

1.
In 2003, the Brazilian tax authority filed a claim against the Company’s inactive subsidiary in Brazil, SPC International Ltda., for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court ruled against the subsidiary in final non-appealable decisions published in June 2017. As of June 30, 2023, the total amount of this claim, including interest, penalties and legal fees is approximately $7,738, of which approximately $838 is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. The foreclosure proceedings against the former managers were cancelled by the court in a final and non-appealable decision issued in July 2017. While foreclosure and other collection proceedings are pending against the subsidiary, based on Brazilian external counsel’s opinion, the Company believes that the subsidiary has solid arguments to sustain its position that further collection proceedings and inclusion of any additional co-obligors in the tax foreclosure certificate are barred due to statute of limitation and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not initially cited in the foreclosure proceeding due to the passage of the statute of limitation. Accordingly, the Company believes that the chances that such redirection will lead to a loss recognition are remote.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 6:-	COMMITMENTS AND CONTINGENCIES (Cont.)

2.
In 2014, the Company’s Peruvian subsidiary, Gilat To Home Peru S.A., ("GTH"), initiated arbitration proceedings in Lima against the Ministry of Transport and Communications of Peru, ("MTC"), and the Programa Nacional de Telecomunicaciones ("Pronatel"). The arbitration was related to the Pronatel projects awarded to the Company in 2000-2001. Under these projects, GTH provided fixed public telephony services in rural areas of Peru. GTH’s main claim was related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government in the years 2011-2015. In June 2018, the arbitration tribunal issued an arbitration award ordering MTC and Pronatel to pay GTH approximately $14,000. The arbitration award in favor of GTH was confirmed by the Peruvian Superior Court, which ordered MTC and Pronatel in November 2020 to pay the arbitration-award amount. Following the Superior Court’s decision, GTH has initiated collection procedures against MTC and Pronatel. In January 2023 the first payment of $3,213 was paid to GTH and was recognized as income under "Other operating expenses (income), net" in the condensed interim consolidated statements of income (loss) for the six months ended June 30, 2023. See note 15.

In October 2019, GTH initiated additional arbitration proceedings against MTC and Pronatel based on similar grounds for the years 2015-2019. In June 2022, the arbitration tribunal issued an arbitration award ordering MTC and Pronatel to pay GTH approximately $15,000. In September 2022 MTC filed an annulment action against the award that was rejected in March 2023. MTC filed a constitutional grievance action appeal (Amparo) against this decision in May 2023 and, in parallel, in October 2022 GTH initiated an enforcement process for collection of the awarded amount. The Company recognized an expense of $251, due to legal success fees, under "Other operating expenses (income), net" in the condensed interim consolidated statements of income (loss) for the six months ended June 30, 2023. See note 15. Based on the advice of counsel, the Company believes that the chances of success of the proceedings seeking to annul the award are remote.

3.
In 2018, Gilat Networks Peru S.A. ("GNP"), the Company’s subsidiary in Peru, won a government bid for two additional regional projects in the Amazonas and Ica regions in Peru for Pronatel with a contractual value of approximately $154,000. GMC Engineering Solutions and SATEL Comunicaciones y Datos, two of the three entities comprising the losing bidder consortium, applied to the superior court in Lima to cancel the bid and obtained a preliminary injunction against the award. Although the lawsuit did not name GNP as a defendant, GNP was served as an interested third party in the process and filed its objection and defenses. Even though the legal proceedings continue, currently, following Pronatel’s request, GNP continues performing these projects. Based on the advice of counsel, the Company believes that the chances of success of the proceedings seeking to cancel the bid are remote.

In addition, the Company is in the midst of different stages of audits and disputes with various tax authorities in different parts of the world. Further, the Company is the defendant in various other lawsuits, including employment-related litigation claims and may be subject to other legal proceedings in the normal course of its business. While the Company intends to defend the aforementioned matters vigorously, it believes that a loss in excess of its accrued liability with respect to these claims is not probable.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 6:-	COMMITMENTS AND CONTINGENCIES (Cont.)

b.	Guarantees:

The Company guarantees its performance to certain customers, mainly through bank guarantees and corporate guarantees. Guarantees are often required for the Company's performance during the installation and operational periods. The guarantees typically expire when certain operational milestones are met.

As of June 30, 2023, the aggregate amount of bank guarantees outstanding in order to secure the Company's various obligations was approximately $82,000, including an aggregate of approximately $77,700 on behalf of its subsidiaries in Peru. In order to secure these guarantees the Company provided a floating charge on its assets as well as other pledges, including a fixed pledge, on certain assets and property. In addition, the Company has approximately $400 of restricted cash to secure these guarantees.

All of the above guarantees are performance guarantees for the Company's own performance, in accordance with ASC 460, "Guarantees" ("ASC 460"), such guarantees are excluded from the scope of ASC 460. The Company has not recorded any liability for such amounts, since the Company expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Company.

c.	Commitments:

During the six months ended June 30, 2023, the Company has not entered into any new commitments with material effect on the Company’s condensed interim consolidated financial statements.

NOTE 7:-	DERIVATIVE INSTRUMENTS

The Company has entered into several foreign currency hedging contracts to protect against changes in value of forecasted foreign currency cash flows resulting from salaries and related payments that are denominated in NIS. These contracts were designated as cash flow hedges, as defined by ASC 815, as amended, are considered highly effective as hedges of these expenses and generally mature within twelve months.

The Company recognized losses related to derivative instruments, within payroll expenses, included under Cost of revenues and Operating expenses in the condensed interim consolidated statements of income (loss) of $1,224 and $626 for the six months ended June 30, 2023 and 2022, respectively. The notional amounts of hedging contracts were $28,239 and $32,227 as of June 30, 2023 and December 31, 2022, respectively.

The fair value of derivative instruments in the condensed interim consolidated balance sheets, which are presented under Other current liabilities, amounted to $1,007 and $635 as of June 30, 2023 and December 31, 2022, respectively.

The estimated net amount of the existing loss that is reported in accumulated other comprehensive loss as of June 30, 2023 that is expected to be reclassified into the condensed interim consolidated statement of income (loss) within the next twelve months is $1,007.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 8:-	SHAREHOLDERS' EQUITY

a.	Share capital: Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Stock option plans:

Description of plans:

In October 2008, the Company's Board of Directors adopted the 2008 Stock Incentive Plan (the "2008 Plan") with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are stock options, performance share awards, performance share unit awards, restricted shares, RSUs awards and other stock-based awards. During the years commencing in 2010 and through June 30, 2023, the Company's Board of Directors approved, in the aggregate, an increase of 10,015,431 shares to the number of shares available for grant under the 2008 Plan, bringing the total number of shares available for grant to 11,015,431. As of June 30, 2023, an aggregate of 312,819 shares were available for future grants under the 2008 Plan.

The options granted under the 2008 Plan during the six months ended June 30, 2023 have vesting restrictions, valuations and contractual lives in similar nature to those described in Note 11 of the Notes to Company’s consolidated annual financial statements for the year ended December 31, 2022.

Options granted to employees and directors:

The fair value of the Company's stock options granted in the six months ended June 30, 2023 and 2022 was estimated using the following weighted average assumptions:

	Six months ended June 30,
	2023	2022

Risk free interest	3.57% - 4.08%	1.41% - 2.84%
Dividend yields	0%	0%
Volatility	52.77% - 53.71%	51.45% - 51.85%
Expected term (in years)	3.88 – 3.92	3.95 - 4.00

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 8:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of employees’ and directors’ option balances under the 2008 Plan as of June 30, 2023 and changes during the six months then ended are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2023	3,441,644	$8.1	4.1	$80
Granted	2,002,500	$5.7
Exercised	(44,768)	$4.2
Forfeited and cancelled	(406,250)	$10.4

Outstanding as of June 30, 2023	4,993,126	$7.0	4.5	$1,004

Exercisable as of June 30, 2023	1,371,876	$7.9	3.0	$11

The weighted-average grant-date fair value of options granted during the six months ended June 30, 2023 and 2022 were $2.43 and $3.18, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that date. These amounts changed based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the six months ended June 30, 2023 was $86.

c. Dividends:

1.
In the event that cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend paid in Israeli currency in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency, may be freely repatriated in such non-Israeli currency, at the exchange rate prevailing at the time of repatriation.

2.	The Company has not adopted a general policy regarding the distribution of dividends and makes no statements as to the distribution of dividends in the foreseeable future.

3.	Pursuant to the terms of a bank agreement, the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 9:-	OTHER COMPERHENSIVE INCOME (LOSS)

The following table shows the changes of accumulated other comprehensive loss, for the six months ended June 30, 2023:

	Six months ended June 30, 2023
	Foreign currency translation adjustments	Unrealized losses on cash flow hedges	Total

Beginning balance	$(6,212)	$(635)	$(6,847)

Other comprehensive loss before reclassifications	264	(1,596)	(1,332)
Amounts reclassified from accumulated other comprehensive income	-	1,224	1,224

Net current-period other comprehensive income (loss)	264	(372)	(108)

Ending balance	$(5,948)	$(1,007)	$(6,955)

NOTE 10:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

a.
The Company applies ASC 280, "Segment Reporting" ("ASC 280"). Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker ("CODM"). The CODM is the Company’s Chief Executive Officer. The Company's CODM does not regularly review asset information by segments and, therefore, the Company does not report asset information by segment.

b.	The Company operates in three operating segments, as follows:

•
Satellite Networks is focused on the developing and supplying networks that are used as the platform that enables the latest satellite constellations of high throughput satellites ("HTS"), very high throughput satellites ("VHTS") and Non-GEO-Stationary Orbit ("NGSO") opportunities worldwide. The segment provides advanced broadband satellite communication networks and associated professional services and comprehensive turnkey solutions and managed satellite network services solutions. Segment’s customers are service providers, satellite operators, MNOs, Telcos, large enterprises, system integrators, defense, homeland security organizations and governments worldwide. Principal applications include IFC, cellular backhaul, maritime, social inclusion solutions, government, defense and enterprise networks and are driving meaningful partnerships with satellite operators to leverage the segment’s technology and breadth of services to deploy and operate the ground-based satellite communication networks.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 10:-    CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

The segment’s product portfolio includes a leading satellite network platform with high-speed VSATs, high performance on-the-move antennas, BUCs and transceivers.

•
Integrated Solutions is focused on developing, manufacturing and supplying products and solutions for mission-critical defense and broadcast satellite communications systems, advanced on-the-move and on-the-pause satellite communications equipment, systems and solutions, including airborne, ground-mobile satellite systems and solutions. The integrated solutions product portfolio comprises of leading high-efficiency, high-power SSPAs, BUCs and transceivers with a field-proven, high-performance variety of frequency bands. The segment’s customers are satellite operators, IFC service providers, defense and homeland security system integrators, and NGSO gateway integrators.

•
Network Infrastructure and Services is focused on telecom operation and implementation of large-scale network projects in Peru. The segment provides terrestrial (fiber optic and wireless network) and satellite network construction and operation. The segment serves the Company’s customers through technology integration, managed networks and services, connectivity services, internet access and telephony over the segment’s networks. The segment implements projects using various technologies (including the Company’s equipment), mainly based on BOT and BOO contracts.

c.	Information on the reportable operating segments:

1.
The measurement of operating income (loss) in the reportable operating segments is based on the same accounting principles applied in these condensed interim consolidated financial statements and includes certain corporate overhead allocations.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 10:-    CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

2.	Financial information relating to reportable operating segments:

	Six months ended June 30, 2023
	Satellite Networks	Integrated Solutions	Network Infrastructure and Services *)	Total

Revenues	$74,273	$25,619	$26,659	$126,551

Operating income (loss)	11,206	(1,457)	2,713	12,462
Financial expenses, net				735
Income before taxes on income				11,727
Taxes on income				1,822
Net income				9,905

Depreciation and amortization Expenses	$2,706	$1,622	$1,894	$6,222

	Six months ended June 30, 2022
	Satellite Networks	Integrated Solutions	Network Infrastructure and Services *)	Unallocated	Total

Revenues	$51,627	$29,397	$25,839	$-	$106,863

Operating income (loss)	(1,841)	265	2,482	(439)	467
Financial expenses, net					1,663
Loss before taxes on income					(1,196)
Taxes on income					832
Net loss					(2,028)

Depreciation and amortization Expenses	$2,598	$1,413	$1,672	$-	$5,683

*)
During the six months ended June 30, 2023 and June 30, 2022, the Company recognized revenues from construction performance obligations in the amount of $5,558 and $8,587, respectively, which are presented under Network Infrastructure and Services operating segment.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 10:-    CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

d.	Geographic information:

Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Six months ended
	June 30,
	2023	2022*)

United States	$55,582	$40,942
Peru	26,766	25,839
Israel	1,793	1,390
Others	42,410	38,692

	$126,551	106,863

*) Reclassified.

e.	The table below represents the revenues from major customers and their operating segments:

	Six months ended June 30,
	2023		2022

Customer A - Satellite Networks	20%		* )
Customer B - Network Infrastructure and Services	15%		20%
Customer C - Satellite Networks	*	)	12%
Customer D - Integrated Solutions	*	)	13%

*) Less than 10%

Customers A and D are located in the United States of America, Customer B in Peru and Customer C is located in the European Union.

NOTE 11:-	INCOME TAXES

The Company’s six months tax provision and estimates of its annual effective tax rate, is subject to variation due to several factors, including variability in pre-tax income (or loss), the mix of jurisdictions to which such income relates, tax law developments, as well as non-deductible expenses, such as share-based compensation, and changes in its valuation allowance. Income tax expense was $1,822 and $832 for the six months ended June 30, 2023 and 2022, respectively. The income tax expense for the six months ended June 30, 2023 is primarily related to the Company’s utilization of deferred tax assets in Israel.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 12:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.	The Company entered into a number of agreements with affiliates of the FIMI Opportunity Funds ("FIMI"), formerly the Company's largest shareholder.

b.
As of June 30, 2023 and December 31, 2022, FIMI held less than 5% of Company’s share capital and has no representatives on the Company’s board of directors. Accordingly, FIMI and its affiliates are not considered related parties of the Company as of June 30, 2023 and during the six months ended June 30, 2023.

c.	The transactions with the Company’s related parties were approved by the Company’s Audit Committee and Board of Directors in accordance with the requirements of the Israeli Companies Law.

d.	Transactions with the related parties:

	Six months ended June 30,
	2023			2022

Cost of revenues of products	$	*	)	$92

*) Affiliates of FIMI are not considered related parties to the Company during the six months ended June 30, 2023.

NOTE 13:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

1.	Numerator:

	Six months ended June 30,
	2023	2022

Numerator for basic and diluted earnings (losses) per share -
Net income (loss) available to holders of ordinary shares	$9,905	$(2,028)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 13:-	EARNINGS PER SHARE (Cont.)

2.	Denominator:

	Six months ended June 30,
	2023	2022

Denominator for basic diluted earnings (losses) per share -
Weighted average number of shares	56,615,714	56,574,296
Add - stock options	6,490	-
Denominator for diluted earnings (losses) per share - adjusted	56,622,204	56,574,296

The total number of potential shares related to the outstanding options excluded from the calculations of diluted earnings (losses) per share, as they would have been anti-dilutive, were 3,821,128 and 3,339,769 for the six months ended June 30, 2023 and 2022, respectively.

NOTE 14:-	SUPPLEMENTARY CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS INFORMATION

a.	Other current assets:

	June 30, 2023	December 31, 2022
	Unaudited	Audited

Governmental authorities	$4,343	$3,604
Prepaid expenses	8,650	6,404
Deferred charges	4,800	4,090
Advance payments to suppliers	2,409	2,418
Other	2,542	2,767

	$22,744	$19,283

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 14:-	SUPPLEMENTARY CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS INFORMATION (Cont.)

b.	Other current liabilities:
	June 30, 2023	December 31, 2022
	Unaudited	Audited

Payroll and related employee accruals	$12,163	$13,157
Governmental authorities *)	992	8,383
Other	1,198	751

	$14,353	$22,291

c.	Other long-term liabilities:
	June 30, 2023	December 31, 2022
	Unaudited	Audited

Governmental authorities *)	$-	$5,829
Other	181	159

	$181	$5,988

*) During the six months ended June 30, 2023, the Company elected to advance payment dates related to taxes payable to the Israeli Tax Authority in relation to trapped profits and paid the liability in full.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 15:-	OTHER OPERATING EXPENSES (INCOME), NET

Other operating expenses (income), net is comprised of the following:

	Six months ended
	June 30,
	2023	2022

Mergers and acquisitions related expenses	$622	$60
Income from arbitrations in Peru, net	(2,962)	-

	$(2,340)	$60

NOTE 16:-	SUBSEQUENT EVENTS

On July 10, 2023, following various legal proceeding in different courts, the Regional Trial Court of Makati ("RTC") in the Philippines granted the Company a Motion for Issuance of Writ of Execution, concerning a $1,200 claim the Company filed in 2002 against a Philippines insurance company ("PIC"), demanding the payment of a surety bond due for collection as a result of a client of PIC’s failure to pay its debt to the Company. As of June 30, 2023, the Company’s external counsels computed the gross award as approximately $9,300.

On July 20, 2023, the PIC filed a motion for reconsideration. On July 25, 2023, the Company filed an opposition to the PIC’s motion. The Company intends to object to the PIC’s motion for reconsideration vigorously.